Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the three and nine months ended September 30, 2019

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2019 and 2018 and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at November 5, 2019. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.
OUR BUSINESS
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine (“Rainy River”) and the New Afton gold-copper mine (“New Afton”) as well as the 100% owned Blackwater development project (“Blackwater”). The Company also operates the Cerro San Pedro gold-silver mine (“Cerro San Pedro”) in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility.

Contents

OUR BUSINESS	1

OPERATING AND FINANCIAL HIGHLIGHTS	3

CORPORATE DEVELOPMENT	5

OUTLOOK FOR 2019	5

KEY PERFORMANCE DRIVERS	6

FINANCIAL RESULTS	8

REVIEW OF OPERATING MINES	13

DEVELOPMENT AND EXPLORATION REVIEW	20

FINANCIAL CONDITION REVIEW	21

NON-GAAP FINANCIAL PERFORMANCE MEASURES	27

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	41

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	43

ACCOUNTING POLICIES	43

CONTROLS AND PROCEDURES	44

CAUTIONARY NOTES	45

OPERATING AND FINANCIAL HIGHLIGHTS
OPERATING HIGHLIGHTS
The Company completed the sale of Peak Mines in April 2018 and the sale of Mesquite in October 2018. As a result, Peak and Mesquite Mines have been classified as discontinued operations. Operating highlights are disclosed on a continuing operations basis (unless otherwise noted).
	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
CONTINUING OPERATING INFORMATION
Gold equivalent (“eq.”) (ounces)(3):
Produced (1)	128,899	129,022	384,719	375,701
Sold (1)	124,491	125,411	383,719	364,343
Gold (ounces):
Produced (1)	91,087	77,533	255,701	218,055
Sold (1)	85,867	76,653	259,363	213,581
Copper (millions of pounds):
Produced (1)	20.1	21.7	61.2	64.3
Sold (1)	20.6	20.5	59.2	61.4
Revenue (1)
Gold ($/ounce)	1,359	1,179	1,305	1,246
Copper ($/pound)	2.38	2.67	2.47	2.81
Average realized price(1) (2)
Gold ($/ounce)	1,383	1,205	1,329	1,275
Copper ($/pound)	2.62	2.93	2.72	3.08
Operating expenses per gold eq. ounce sold ($/ounce)(3)	761	659	695	685
Total cash costs per gold eq. ounce sold ($/ounce) (2)(3)	819	643	751	720
All-in sustaining costs per gold eq. ounce sold ($/ounce) (2)(3)	1,318	1,098	1,161	1,169
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold eq. ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. For pricing assumptions, please refer to the “Review of Operating Mines” section of this MD&A.

FINANCIAL HIGHLIGHTS
	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
FINANCIAL INFORMATION FROM CONTINUING OPERATIONS
Revenue	168.4	147.1	491.4	447.1
Operating margin(1)	73.7	64.5	224.7	197.6
Revenue less cost of goods sold	12.3	7.1	48.5	18.4
Net loss	(24.7)	(1.6)	(73.8)	(343.1)
Adjusted net loss (1)	(10.3)	(4.6)	(19.3)	(33.3)
Operating cash flows	91.1	43.2	215.6	135.2
Operating cash flows before changes in non-cash operating working capital(1)	67.4	69.7	198.8	189.8
Capital expenditures (sustaining) (1)	53.4	52.4	127.4	144.1
Capital expenditures (growth) (1)	9.2	4.0	23.6	30.4
Total assets	2,250.2	3,210.3	2,250.2	3,210.3
Cash and cash equivalents	178.8	129.0	178.8	129.0
Long-term debt	727.5	939.8	727.5	939.8
Non-current liabilities excluding long-term debt	380.3	453.5	380.3	453.5
SHARE DATA
Loss per share from operations:
Basic ($)	(0.04)	(0.00)	(0.13)	(0.59)
Diluted ($)	(0.04)	(0.00)	(0.13)	(0.59)
Adjusted net loss per basic share ($)(1)	(0.02)	(0.01)	(0.03)	(0.06)
Share price as at September 30 (TSX – Canadian dollars)	1.33	1.02	1.33	1.02
Weighted average outstanding shares (basic) (millions)	610.7	578.7	589.8	578.7
1.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net earnings (loss), adjusted net earnings (loss) per basic share, capital expenditures (sustaining and growth) and operating cash flows before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

CORPORATE DEVELOPMENT
In August 2019, the Company closed a bought deal financing of 93,750,000 common shares at a price of C$1.60 per share for net proceeds to New Gold of approximately $107 million (gross proceeds of C$150 million less equity issuance costs).
The Company has used the majority of the proceeds to repurchase for cancellation a portion of the Company’s 2022 senior unsecured notes. In September 2019, $56 million of the 2022 unsecured notes were repurchased and cancelled and in early October another $44 million were repurchased and cancelled.
OUTLOOK FOR 2019
During the year, the Company will continue to advance its strategy of re-positioning the Company for long-term success that will include: planned completion of substantially all remaining construction capital at Rainy River in order to position the operation for efficient and sustainable mining; optimizing the Rainy River life of mine plan with a clear focus on lowering future capital requirements while delivering free cash flow generation starting in the latter part of 2020; re-launching an internally funded development program for the New Afton C-zone and delivering an optimized life of mine plan; and returning the Company’s focus to organic growth opportunities by launching strategic exploration programs at both assets.
During the quarter, the Company reported strong results at Rainy River, the fourth consecutive quarter of improved performance and the operation remains on-track to achieve production and cost guidance. During the quarter, mill throughput averaged 24,500 tonnes per day, the first full quarter where the mill operated at the target range of 24,000 tonnes per day as mill availability improved to target levels and all major mill upgrades were completed. Remaining construction activities continued to advance during the quarter and are expected to be substantially completed by the end of the year. As operational performance has consistently improved over the past four quarters, the focus is now shifting from stabilizing operations to optimizing operational and cost performance. To support that initiative, the Company expects to engage an external consultant to support improvements in overall equipment efficiencies with the objective of optimizing open pit mining productivity and unit cost performance. During the quarter, efforts continued to advance a comprehensive mine optimization study that includes a review of alternative open pit and underground mining scenarios with the overall objective of reducing capital and improving the return on investment over the life of the mine. The updated life of mine plan is expected to be released in the first quarter of 2020.
During the quarter, New Afton reported another solid quarter of in-line results and the operation remains on-track to achieve production and cost guidance. The Company continued to advance an internally funded development program for the C-zone, which is expected to extend the mine life to 2030. The focus in the quarter included continued de-risking of the C-zone execution that primarily centers on the finalization of the tailings disposal plan as well as advancing permitting efforts. Underground delineation drilling continued within the sub-level cave (“SLC”) zone, located to the east of the planned B3 block cave that could expand mineral resources for incorporation into the updated life of mine plan, which is expected to be released in the first quarter of 2020. During the quarter, the exploration program included underground drilling of the D-zone to test the potential for additional mineral resources down plunge of the C-zone block cave as well as surface geophysical and geochemical surveys along the prospective Cherry Creek trend located within three kilometres of the New Afton mill.

Additional information is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.newgold.com
KEY PERFORMANCE DRIVERS
There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold, copper, and silver, as well as foreign exchange rates.
Production Volumes and Costs
For an analysis of the impact of production volumes and costs for the three and nine months ended September 30, 2019 relative to prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.
Commodity Prices
Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.
For the three months ended September 30, 2019, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,359 and $1,383 respectively, compared to the London Bullion Market Association (“LBMA”) p.m. average gold price of $1,474 per ounce.
For the nine months ended September 30, 2019, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,305 and $1,329 respectively, compared to the LBMA p.m. average gold price of $1,363 per ounce.
The Company has previously entered into gold price option collar contracts to provide downside price protection. The call options exercised in 2019 had an average strike price of $1,300 which impacted gold revenue per ounce and average realized gold price per ounce.

Copper Prices
For the three months ended September 30, 2019, New Gold’s copper revenue per pound and average realized copper price per pound were $2.38 and $2.62 respectively compared to the average London Metal Exchange (“LME”) copper price of $2.63 per pound.
For the nine months ended September 30, 2019, New Gold’s copper revenue per pound and average realized copper price per pound were $2.47 and $2.72 respectively compared to the average LME copper price of $2.74 per pound.
In December 2018, the Company entered into copper price option collar contracts by purchasing put options with an average strike price of $2.50 per pound and selling call options at an average strike price $3.00 per pound to provide downside price protection.

Foreign Exchange Rates
The Company’s key operations are in Canada, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River, and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Mexican peso through its reclamation activities at Cerro San Pedro.
The Canadian dollar weakened against the U.S. dollar by approximately 1% from June 30, 2019 to September 30, 2019. The average Canadian dollar against the average U.S. dollar for the three months ended September 30, 2019 weakened by approximately 2% when compared to the prior-year period. The strengthening or weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development property as a significant portion of operating and capital costs are denominated in Canadian dollars.
In the second quarter of 2019, the Company entered into foreign exchange forward contracts in order to hedge the Company’s spending in Canadian dollars. The Company has hedged $20.0 million U.S. dollars per month at average Canadian dollar to U.S. dollar foreign exchange rate of 1.34.
For an analysis of the impact of foreign exchange fluctuations on operating costs for the three and nine months ended September 30, 2019 relative to prior-year periods, refer to the “Review of Operating Mines” sections for Rainy River and New Afton.
Economic Outlook
The LBMA p.m. gold price has increased by 21% since the start of 2019. Despite the ongoing trade tension between the U.S. and China weighing on the global economic outlook, the equity and bond markets continued to perform strongly in the three quarters of 2019.
Prospects for gold are encouraged by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices. Gold held in exchange-traded products increased sharply in the third quarter of 2019, coinciding with the rise in gold prices to multi-year highs.
Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable.

FINANCIAL RESULTS
Summary of Quarterly Financial Results
	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
FINANCIAL RESULTS
Revenue	168.4	147.1	491.4	447.1
Operating expenses	94.7	82.6	266.7	249.5
Depreciation and depletion	61.4	57.4	176.2	179.2
Revenue less cost of goods sold	12.3	7.1	48.5	18.4
Corporate administration	3.8	4.7	12.8	15.6
Corporate restructuring	-	-	-	2.3
Share-based payment expenses	0.4	(1.0)	1.8	0.5
Exploration and business development	2.1	0.5	4.3	1.5
Asset impairment	-	-	-	383.7
Earnings (loss) from operations	6.0	2.9	29.6	(385.2)
Finance income	0.7	0.3	1.7	1.0
Finance costs	(16.5)	(17.5)	(48.3)	(51.9)
Other gains and losses
Rainy River underground project costs	-	-	(3.4)	-
Gain (loss) on foreign exchange	-	10.7	(1.3)	(17.3)
Settlement and (loss) gain on foreign exchange forward contracts	(2.0)	-	2.0	-
Loss on disposal of assets	(0.4)	(1.5)	(0.4)	(1.4)
(Loss) gain on revaluation of investments	-	(0.1)	0.1	(0.2)
Unrealized (loss) gain on revaluation of gold stream obligation	(13.1)	4.6	(26.2)	14.2
Settlement and gain (loss) on revaluation of copper price option contracts	0.1	0.6	(0.5)	7.0
Settlement and (loss) on revaluation of gold price option contracts	(2.7)	-	(25.2)	-
Revaluation of CSP’s reclamation and closure cost obligation	3.2	-	1.2	-
Gain on receivable associated with Mesquite sale	1.9	-	4.0	-
Other	(0.4)	-	(0.9)	1.5
Loss before taxes	(23.2)	-	(67.6)	(432.3)
Income tax (expense) recovery	(1.5)	(1.6)	(6.2)	89.2
Net loss from continuing operations	(24.7)	(1.6)	(73.8)	(343.1)
Earnings from discontinued operations	-	(164.2)	-	(154.2)
Net loss	(24.7)	(165.8)	(73.8)	(497.3)
Adjusted net loss from continuing operations (1)	(10.3)	(4.6)	(19.3)	(33.3)
1.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue
For the three months ended September 30, 2019, the $21.3 million, or 14.5%, increase in revenue was due to an increase in gold prices and gold ounces sold offset by a decrease in copper prices. The average realized prices for the three months ended September 30, 2019 were $1,383 per gold ounce, and $2.62 per pound of copper. This compared to $1,205 per gold ounce and $2.93 per pound of copper in the prior-year period.
For the nine months ended September 30, 2019, the $44.3 million, or 9.9%, increase was due to an increase in gold prices and gold ounces sold offset by a decrease in copper prices and sales. The average realized prices for the nine months ended September 30, 2019 were $1,329 per gold ounce, and $2.72 per pound of copper. This compared to $1,275 per gold ounce and $3.08 per pound of copper in the prior-year period.
A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
Operating expenses
For the three and nine months ended September 30, 2019, operating expenses increased compared with the prior-year period due to higher sales volume and increased throughput at planned lower grades and an increase in operating waste tonnes mined at Rainy River.
Depreciation and depletion
For the three months ended September 30, 2019, depreciation and depletion increased due to higher sales volumes at Rainy River compared to the prior year period.
For the nine months ended September 30, 2019, depreciation and depletion decreased compared with the prior-year period as a result of lower sales volumes at New Afton.
Revenue less cost of goods sold
For the three and nine months ended September 30, 2019, revenue less cost of goods sold increased by $5.2 million and $30.1 million respectively, primarily driven by an increase in gold prices and volume. The prior year period included an inventory write-down $13.1 million of heap leach inventory at Cerro San Pedro, of which $12.0 million was included in operating expenses and $1.1 million in depreciation and depletion.

Corporate administration, corporate restructuring and share-based payment expenses
For the three and nine months ended September 30, 2019, corporate administration decreased compared with the prior-year period due to lower headcount.
Finance income and finance costs
For the three and nine months ended September 30, 2019, finance costs decreased relative to the prior-year period as the credit facility was undrawn.
Other gains and losses
The following other gains and losses are added back for the purposes of adjusted net earnings:
Underground project costs
Underground project costs of $3.4 million for the nine months ended September 30, 2019 relate to costs associated with the deferral of the Rainy River underground mine development plan and include demobilization and related costs. The cost to transfer ownership of infrastructure and equipment from the contractor has been capitalized.

Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of the deferred tax liabilities at the balance sheet date and the appreciation or depreciation of the Canadian dollar and Mexican peso compared to the U.S. dollar in the current period.
Foreign exchange forward contracts
For the three and nine months ended September 30, 2019 the Company recognized a foreign exchange loss of $2.0 million and a foreign exchange gain of $2.0 million respectively.
Gold stream obligation
For the three and nine months ended September 30, 2019, the unrealized loss on revaluation of the gold stream obligation derivative instrument was primarily a result of a decrease in the risk-free rate and increase in gold prices.
Copper option contracts
For the three months ended September 30, 2019, the Company recognized a $0.1 million gain on the revaluation of the copper price option contracts due to a decrease in copper prices. For the nine months ended September 30, 2019, the Company recognized a $0.5 million loss on the revaluation of the copper price option contracts due to higher copper prices in the first quarter of 2019.
Gold option contracts
For the three and nine months ended September 30, 2019, the Company recognized an unrealized loss on the revaluation of the gold price option contracts of $2.7 million and $25.2 million respectively, resulting from an increase in gold prices. A realized loss of $8.3 million and $9.5 million was recognized in the three and nine months ended September 30, 2019 respectively.
Mesquite sale proceeds
The $4.0 million gain on the Mesquite sale receivable represents $2.1 million of outstanding working capital proceeds collected in the first quarter of 2019, and $1.9 million on the revaluation of the proceeds due from income tax receivable at Mesquite.
CSP’s reclamation, closure cost obligation
Cerro San Pedro transitioned to the reclamation phase of its mine life cycle effective December 31, 2018. The revaluation of Cerro San Pedro’s reclamation and closure cost obligation for the three and nine months ended September 30, 2019 is a result of changes in estimates to the expected cash flows.
Asset Impairment
For the nine months ended September 30, 2018, the Company recorded an after-tax impairment loss of $282.1 million for Rainy River.
Income tax
Income tax expense for the three months ended September 30, 2019 was $1.5 million on a loss before taxes of $23.2 million reflecting an effective tax rate of 6.5%. The current year income tax expense relates primarily to current and deferred mineral taxes in the period.
Income tax expense for the nine months ended September 30, 2019 was $6.2 million on a loss before taxes of $67.6 million compared to a recovery of $89.2 million on a loss before tax of $432.3 million in the prior year, reflecting an effective tax rate of 9.2% in 2019 compared to 20.6% in 2018.

On an adjusted net loss basis, the adjusted tax expense from continuing operations for the three months ended September 30, 2019, was $1.0 million, compared to adjusted tax expense of $0.8 million in the prior year. For the nine months ended September 30, 2019, the adjusted tax expense was $2.8 million, compared to adjusted tax recovery of $6.3 million in the prior year.
The adjusted tax expense excludes other gains and losses on the consolidated income statement. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
Earnings from discontinued operations, net of tax
Peak Mines and Mesquite have been classified as discontinued operations in the prior-year period.
Net loss
For the three months ended September 30, 2019, the net loss increased compared to the prior-year period due to the losses recognized on the revaluation of the gold stream obligation, gold price option contracts and foreign exchange loss partially offset by the increase in revenue less cost of goods sold.
For the nine months ended September 30, 2019 the net loss decreased compared to the prior-year period due to the asset impairment in 2018, partially offset by the increase in other losses.
Adjusted net earnings (loss) from continuing operations
Net losses have been adjusted for other gains and losses on the consolidated income statement. Key elements in other gains and losses are: underground project costs at Rainy River; the fair value changes for the gold stream obligation; fair value changes for copper and gold price option contracts, fair value changes for foreign exchange forward contracts, and a foreign exchange loss. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
Adjusted net loss from continuing operations for the three months ended September 30, 2019 was $10.3 million, or $0.02 per basic share, compared to an adjusted net loss from continuing operations of $4.6 million, or $0.01 per basic share in the prior-year period. Adjusted net loss from continuing operations was primarily impacted by higher depreciation and depletion of $4.0 million, an increase in share based payment expenses and exploration and business development of $3.0 million and an increase in income tax expense of $0.2 million, partially offset by an increase in operating margin of $9.2 million, a decrease in corporate administration of $0.9 million and a decrease in net finance costs of $1.9 million.
Adjusted net loss from continuing operations for the nine months ended September 30, 2019 was $19.3 million, or $0.03 per basic share, compared to an adjusted net loss from continuing operations of $33.3 million, or $0.06 per basic share in the prior-year period. Adjusted net loss from continuing operations was primarily impacted by an increase in operating margin of $16.6 million due to an increase in sales, a decrease in corporate administration of $2.8 million, a decrease in net finance costs of $4.8 million, partially offset by an increase in share based payment expenses, and exploration and business development of $4.1 million and an increase in income tax expense of $9.1 million.
For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A. For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

Key Quarterly Operating and Financial Information
Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
CONTINUING OPERATING INFORMATION
Gold production from operations (ounces)(1)	91,087	85,216	79,398	97,428	77,533	76,751	63,711	58,070	29,520
Gold sales from operations (ounces)(1)	85,867	84,184	89,312	84,421	76,653	72,774	64,154	54,170	28,479
Revenue	168.4	155.1	167.9	157.4	147.1	152.5	147.5	123.5	93.0
Net (loss) earnings	(24.7)	(35.7)	(13.4)	(742.5)	(1.6)	(310.6)	(30.9)	(226.9)	26.7
Per share:
Basic ($)	(0.04)	(0.06)	(0.02)	(1.28)	(0.00)	(0.54)	(0.05)	(0.39)	0.05
Diluted ($)	(0.04)	(0.06)	(0.02)	(1.28)	(0.00)	(0.54)	(0.05)	(0.39)	0.05

1.	A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

In the first quarter of 2019, the Company identified an immaterial error relating to its deferred tax liabilities. The result of this error is an increase to income tax expense and deferred tax liabilities of $14.8 million for the three months and year ended December 31, 2018. The resulting understatement of the deferred tax liabilities balance of $14.8 million as at December 31, 2018 has been revised in the comparative condensed consolidated statement of financial position. There has been no change to the comparative condensed consolidated income statements or the comparative condensed consolidated statement of cash flow.

REVIEW OF OPERATING MINES
Rainy River Mine, Ontario, Canada
Rainy River is a gold mine located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada.
A summary of Rainy River’s operating results is provided below.
	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
OPERATING INFORMATION
Ore mined (thousands of tonnes)	1,676	2,800	5,037	9,347
Waste mined (thousands of tonnes)	8,543	6,610	25,657	19,958
Ore processed (thousands of tonnes)	2,254	1,560	5,951	4,644
Ratio of waste-to-ore	5.10	2.36	5.09	2.14
Average gold grade (grams/tonne)	1.14	1.21	1.16	1.19
Gold recovery rate (%)	91	87	91	85
Gold eq. (ounces)(1)(3):
Produced	76,092	56,275	205,135	152,275
Sold	71,165	56,731	211,460	150,892
Gold (ounces)(1):
Produced	75,080	55,538	202,650	150,082
Sold	70,233	55,968	208,970	148,680
Average gold realized price(1)(2) ($/ounce)	1,382	1,209	1,326	1,274
Operating expenses per gold eq. ounce sold ($/ounce)(3)	922	760	876	905
Total cash costs per gold eq. ounce sold (2)(3)	922	760	877	905
All-in sustaining costs per gold eq. sold (2)(3)	1,593	1,541	1,413	1,694
FINANCIAL INFORMATION
Revenue	98.4	68.6	280.5	192.2
Operating margin (2)	32.8	25.5	95.3	55.6
Revenue less cost of goods sold	10.4	8.8	30.8	(2.7)
Capital expenditures (sustaining capital) (2)	43.7	43.2	99.8	116.5
Capital expenditures (growth capital) (2)	-	1.1	6.7	22.4
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold eq ounce sold, average realized price, and operating margin and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold eq. ounces for Rainy River includes silver ounces produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q3 2019 was calculated based on average spot market prices of $1,474 per gold ounce and $17.02 per silver ounce and includes 87,705 ounces of silver. The ratio for Q3 2018 was calculated based on average spot market prices of $1,213 per gold ounce, $14.99 per silver ounce and includes 59,643 ounces of silver.

Operating results
Production
The Rainy River Mine reported gold eq. production of 76,092 ounces (75,080 ounces of gold and 87,705 ounces of silver). Ore production during the quarter included planned lower grade ore from Phase 2 as well as remaining higher-grade ore from Phase 1, as mining operation continued the transition from Phase 1 to Phase 2 of the mine plan. As the ore from Phase 1 is now mined out as planned, grades mined in the fourth quarter are expected to decline and average between 0.8 and 1.0 grams per tonne. For the nine-month period, production was 205,135 gold eq. ounces (202,650 ounces of gold and 214,245 ounces of silver).
As previously reported, during the second half of the quarter and into October, the operation experienced periods of significant rainfall, causing an increase in water levels in the Tailings Management Area (the “TMA”).  In late October, the planned 2.5 metre raise of the spillway was completed, which provides approximately 7 to 8 million cubic meters of additional TMA capacity. During the month of October, the mill operated at lower capacity in order to manage water levels in the TMA. Scheduled maintenance previously planned for later in the fourth quarter was completed during this time. In October, the mill facility averaged approximately 18,000 tonnes per day and is expected to operate at full capacity over the balance of the year. As a result of lower throughput achieved in October and lower grades planned for the fourth quarter, the mine is on track to achieve the lower end of annual production guidance of 250,000 to 275,000 gold eq. ounces.
During the quarter, approximately 1.7 million ore tonnes and 8.5 million waste tonnes (including 1.6 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 5.10:1 as Phase 2 waste stripping continued to be prioritized during the quarter. Additionally, 2.6 million tonnes of out-pit material were mined during the quarter in preparation for planned dam raises over the balance of the year.
Mill throughput for the quarter averaged 24,500 tonnes per day, the first full quarter the mill operated at the target range of 24,000 tonnes per day. Mill availability for the quarter averaged 88%, achieving target levels as all major mill upgrades are substantially completed. As the mill has demonstrated consistent operations at target levels, there remains potential for further increases in mill throughput as mill availability improves over the coming quarters.
Gold recovery averaged 91% for the quarter, in-line with plan. Efforts continue to focus on achieving additional circuit optimizations as well as commissioning of the gravity circuit, which could further improve recoveries.
During the quarter, the Company advanced a comprehensive mine optimization study that includes the review of alternative open pit and underground mining scenarios with the overall objective of reducing capital and improving the return on investment over the life of mine. Results are now scheduled for release during the first quarter of 2020, but by no later than mid-February, in conjunction with the Mineral Reserves and Resources update and the Company’s 2020 guidance estimates.
As operational performance has improved over the past four quarters, the focus is now shifting from stabilizing operations to optimizing operational and cost performance. To support that initiative, the Company expects to engage an external consultant to support improved overall equipment efficiencies with the objective of optimizing open pit mining productivity and unit cost performance.

Revenue
For the three and nine months ended September 30, 2019, revenue increased compared to the prior-year period due to higher gold prices and sales volumes.
Revenue less cost of goods sold
For the three and nine months ended September 30, 2019, revenue less cost of goods sold increased, primarily driven by higher gold prices and sales volume.
Operating expenses, total cash costs, all-in sustaining costs, and capital expenditures
Operating expense per gold eq. ounce was $922 for the quarter, a 21% increase over the prior year quarter, due to an increase in operating waste tonnes mined and increased throughput at planned lower grades. For the nine-month period, operating expense per gold eq. ounce was $876, a decrease over the prior year period due to increased gold ounces sold.
Total cash costs per gold eq. ounce were $922 for the quarter and $877 for the nine-month period, on-track to achieve annual guidance of $870 to $950 per gold eq. ounce.
Sustaining capital and sustaining lease payments for the quarter were $46.3 million and $110.0 million for the nine-month period. During the quarter, activities included the advancement of the Stage 2 TMA dam construction, purchase and renovation of the camp facility, installation of wick drains for stabilization of the east waste dump as well as final commissioning of the water treatment plant. Sustaining capital and sustaining lease payments estimates for the year are expected to be $175 to $190 million, which is below guidance estimates, due to cost reductions of approximately $15 million related to the TMA and the rescoped maintenance and warehouse facilities, as well as the deferral of capital to 2020 of approximately $20 million.
AISC per gold eq. ounce were $1,593 for the quarter, which included $7 million of capitalized mining costs (approximately $92 per eq. ounce) and $39.3 million of other sustaining capital expenditure and lease payments. AISC per gold eq. ounce for the quarter increased by 3% over the prior year quarter due to an increase in sustaining capital and leases coupled with an increase in mining costs per ounce, offset by an increase in gold sales. For the nine-month period, AISC per gold eq. ounce were $1,413. Due to the lower than planned sustaining capital noted above, as well as the lower gold equivalent production and sales expected in the fourth quarter, AISC is expected to achieve the lower end or below annual guidance of $1,690 to $1,790.

Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2019, the value of the U.S. dollar averaged $1.32 against the Canadian dollar compared to $1.31 in the prior-year period. This had a positive impact on total cash costs of $33 per gold ounce sold against the prior year.
For the nine months ended September 30, 2019, the value of the U.S. dollar averaged $1.30 against the Canadian dollar compared to $1.29 in the prior-year period. This had a positive impact on total cash costs of $38 per gold ounce sold against the prior year.

Exploration activities
Exploration activities continued in the third quarter, which included reconnaissance work in the northeastern portion of the broader Rainy River land package with the objective of identifying targets for follow up drilling in 2020.

New Afton Mine, British Columbia, Canada
The New Afton mine is located near Kamloops, a city of approximately 90,000 people, in south-central British Columbia.
A summary of New Afton’s operating results is provided below.
	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
OPERATING INFORMATION
Ore mined (thousands of tonnes)	1,384	1,574	4,171	4,266
Ore processed (thousands of tonnes)	1,433	1,336	4,125	3,973
Average grade:
Gold (grams/tonne)	0.43	0.55	0.49	0.54
Copper (%)	0.76	0.89	0.81	0.88
Recovery rate (%):
Gold	80.2	84.7	82.3	84.8
Copper	83.5	83.0	83.3	83.3
Gold eq. (ounces)(1)(4):
Produced	52,807	70,458	179,584	212,515
Sold	53,326	66,660	172,259	202,243
Gold (ounces)(1):
Produced	16,007	19,916	53,051	58,551
Sold	15,634	18,883	50,393	55,313
Copper (millions of pounds)(1):
Produced	20.1	21.7	61.2	64.3
Sold	20.6	20.5	59.2	61.4
Revenue
Gold ($/ounce)	1,259	1,086	1,220	1,164
Copper ($/pound)	2.38	2.67	2.47	2.81
Average realized price (2):
Gold ($/ounce)	1,390	1,194	1,343	1,276
Copper ($/pound)	2.62	2.93	2.72	3.08
Operating expenses per gold eq. ounce sold ($/ounce)(4)	545	359	473	395
Operating expenses per gold ounce sold ($/ounce) (3)	523	342	471	387
Operating expenses per copper pound sold ($/pound) (3)	0.99	0.84	0.95	0.94
Total cash costs per gold eq. sold ($/ounce) (2)(4)	682	473	596	509
All-in sustaining costs per gold eq. sold ($/ounce) (2)(4)	869	618	761	653
Total cash costs on a co-product basis (2)
Gold ($/ounce)	654	450	594	498
Copper ($/pound)	1.24	1.10	1.20	1.21
All-in sustaining costs on a co-product basis (2)
Gold ($/ounce)	834	588	758	640
Copper ($/pound)	1.57	1.44	1.53	1.55

FINANCIAL INFORMATION:
Revenue	70.1	76.3	211.0	240.4
Operating margin (2)	41.0	52.4	129.5	160.6
Revenue less cost of goods sold	2.0	13.2	17.8	42.3
Capital expenditures (sustaining capital) (2)	9.6	9.1	27.1	27.5
Capital expenditures (growth capital) (2)	8.2	1.2	13.6	2.3
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

4.
Gold eq. ounces for New Afton includes copper pounds produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period.  The ratio for Q3 2019 was calculated based on average spot market prices of $1,474 per gold ounce and $2.63 per copper pound. The ratio for Q3 2018 was calculated based on average spot market prices of $1,213 per gold ounce and $2.77 per copper pound.

Operating results
Production
The mine produced 52,807 gold eq. ounces for the quarter (16,007 ounces of gold and 20.1 million pounds of copper) and 179,584 (53,051 ounces of gold and 61.2 million pounds of copper) for the nine-month period. The mine is on track to achieve annual production guidance of 215,000 to 245,000 gold eq. ounces.
Mining and milling performance were in-line with planned levels for the quarter, achieving 15,773 tonnes mined per day and 15,572 tonnes milled per day, at gold recovery of 80% and copper recovery of 84%.
The second phase of a planned mill upgrade to address supergene ore recovery advanced during the quarter. Key equipment has been installed and commissioning is expected during the fourth quarter.
Efforts during the quarter continued to focus on de-risking the execution of the C-zone project, primarily focusing on the finalization of the tailings disposal plan and advancing permitting efforts. An updated life of mine plan is expected to be completed in the first quarter of 2020. Sub-level cave (SLC) definition, mining operability and sequencing will continue to be further defined for potential incorporation of the SLC zone into the mine plan. By the end of the quarter, exploration-heading development towards the C-zone has been advanced by approximately 720 metres.
Revenue
For the three and nine months ended September 30, 2019, revenue decreased compared to the prior-year period due to lower copper sales volume and copper prices.
Revenue less cost of goods sold
For the three and nine months ended September 30, 2019, the decrease in revenue less cost of goods sold was primarily driven by lower copper sales volume and copper prices.
Operating expenses, total cash costs, all-in sustaining costs, and capital expenditures
Operating expense per gold eq. ounce was $545 for the quarter and $473 for the nine-month period. Operating expense per gold eq. ounce has increased as compared to the prior year period due to decreased gold equivalent sales due to the lower copper price.
Total cash costs per gold eq. ounce was $682 for the three months ended September 30, 2019 and $596 per gold eq. ounce for the nine months ended September 30, 2019. Total cash costs per gold eq. ounce have increased as compared to the prior year period, driven by the higher operating expense per gold eq. ounce. Total cash costs are expected to achieve the higher end of annual guidance of $600 to $640 per gold eq. ounce, primarily due to the lower gold equivalent ounces from the lower copper price.
Sustaining capital and sustaining lease payments for the quarter were $9.7 million, and $27.4 for the nine-month period primarily related to B3 mine development and a tailings dam raise. Sustaining capital is expected to be slightly below annual guidance of $45 to $55 million due to improved cost efficiencies realized on development meters, as well as the deferral of other capital projects to the fourth quarter with payment of these projects now expected in the first quarter of 2020.

AISC per gold eq. ounce for the three months ended September 30, 2019 were $869 and AISC per gold ounce (net of by-product credits) were ($586). For the nine months ended September 30, 2019, AISC per gold eq. ounce were $761 and AISC per gold ounce (net of by-product credits) were ($663). Although sustaining capital spend is expected to be slightly lower than the annual guidance range, the impact is offset by the decrease in expected gold equivalent sales due to the decrease in copper prices and as a result AISC remains on track to achieve the annual guidance range of $810 to $890 per eq. ounce.
Growth capital was $8.2 million for the three months ended September 30, 2019, $13.6 million for the nine months ended September 30, 2019 primarily related to C-zone development. Growth capital spend is expected to be slightly below annual guidance of $40 to $45 million due to realized cost efficiencies in development metres, as well as the impact of working capital as higher than planned activity is expected in fourth quarter with payments now expected in the first quarter of 2020.
Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2019, the value of the U.S. dollar averaged $1.32 against the Canadian dollar, compared to $1.31 in the prior-year period, resulting in a positive impact on total cash costs of $20 per gold ounce sold against the prior year.

For the nine months ended September 30, 2019, the value of the U.S. dollar averaged $1.30 against the Canadian dollar, compared to $1.29 in the prior-year period, resulting in a positive impact on total cash costs of $21 per gold ounce sold against the prior year.
Exploration activities
The New Afton delineation and exploration programs are currently underway and include three key initiatives: 1) underground drilling to delineate and expand mineral resources within the SLC Zone, located to the east of the planned B3 block cave; 2) underground exploration drilling of the D-zone target to test the potential for additional mineral resources down plunge of the C-zone block cave mineral reserve; and 3) surface geochemical surveys along the prospective Cherry Creek trend located within three kilometres of the New Afton mill (see May 29, 2019 press release). The regional exploration program advanced during the quarter and focused on refining follow-up drilling targets in the Cherry Creek trend area that could be included in the drilling program, which is currently scheduled to begin in the fourth quarter.

DEVELOPMENT AND EXPLORATION REVIEW
Blackwater Project, British Columbia, Canada
Blackwater is a bulk-tonnage, gold-silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.
Environmental and permitting activities
Following successful completion of the environmental assessment phase (“EA”), the Company has been preparing submissions to regulatory authorities to comply with conditions of its EA approvals. Engagement and negotiations with First Nations regarding participation agreements (“PAs”) continue.
The Company will continue to assess alternative project scenarios at Blackwater that would involve lower initial capital requirements and a higher-grade pit configuration with the goal of generating positive returns at current metals prices. In addition, the Company is considering other strategic alternatives with respect to the Blackwater project.
Project costs
For the three months ended September 30, 2019, capital expenditures totalled $1.0 million, compared to $1.7 million in the prior year. Expenditures in the current period related to continued advancement of the EA process, including work to resolve remaining regulatory and First Nations comments and related environmental and engineering studies, as well as discussions with First Nations on PAs.
For the nine months ended September 30, 2019, capital expenditures totalled $3.4 million, compared to $5.7 million in the prior year.

FINANCIAL CONDITION REVIEW
Balance Sheet Review
	As at September 30	As at December 31
(in millions of U.S. dollars)	2019	2018
BALANCE SHEET INFORMATION
Cash and cash equivalents	178.8	103.7
Other current assets	153.7	186.7
Non-current assets	1,917.7	1,879.2
Total assets	2,250.2	2,169.6

Current liabilities	184.9	130.9
Non-current liabilities excluding long-term debt	380.3	313.7
Long-term debt	727.5	780.5
Total liabilities	1,292.7	1,225.1
Total equity	957.5	944.5
Total liabilities and equity	2,250.2	2,169.6

Assets
Cash and cash equivalents
In August 2019 the Company issued 93.75 million common shares for net proceeds of $107 million. The net proceeds were used primarily for debt repayment, with $55.7 million of the Company’s 2022 senior unsecured notes repurchased for cancellation in September 2019.

The increase in cash and cash equivalents was primarily driven by the proceeds received on the common share issuance in the third quarter of 2019.

Other current assets
Other current assets primarily consist of trade and other receivables, inventories, prepaid expenses, and income tax receivables. Other current assets decreased when compared with the prior period primarily due to the collection of working capital proceeds related to the Mesquite sale and a decrease in metal inventory.
Non-current assets
Non-current assets consist of mining interests which include the Company’s mining properties, development projects, property, plant and equipment, and long-term inventory. The increase in non-current assets is primarily attributable to the Company’s investments in its mining interests less depreciations and depletion.
Liabilities
Current liabilities
Current liabilities consist primarily of trade and other payables. Current liabilities increased compared to the prior-year period as a result of an increase in derivative liabilities and accruals at Rainy River.
Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, the gold stream obligation, non-current portion of the gold price option contracts, and deferred tax liabilities.

The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton, Cerro San Pedro and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at September 30, 2019 was $94.4 million, and was higher than the balance at December 31, 2018 of $86.1 million, primarily due to the decrease in discount rates used to value the liability and the update of the New Afton closure plan which includes an increase in ongoing monitoring costs.
The deferred income tax liability decreased slightly from $56.3 million as at December 31, 2018 to $54.5 million at September 30, 2019.
The remainder of the increase in non-current liabilities excluding long-term debt increase is due to the increase in gold stream obligation resulting from the decrease in discount rate and increase in gold prices, along with an increase in lease obligations.
Long-term debt and other financial liabilities containing financial covenants
The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt includes senior unsecured notes and the amounts drawn on the Company’s revolving credit facility (the “Credit Facility”).
The Company’s gold stream obligation contains a maximum leverage ratio covenant net debt to earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) of 3.5:1.0, with the exception that the leverage ratio limit may increase to 4.0:1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5:1.0.
The Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”) which mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. The Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”) which mature and become due and payable on May 15, 2025, and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments in May and November of each year. The 2022 and 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0: 1.0. In September 2019, $55.7 million of the Company’s 2022 senior unsecured notes were repurchased for cancellation. As at September 30, 2019, the face value was $444.3 million.
The Credit Facility has a maturity date of August 2021 and a borrowing limit of $400.0 million.
The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains three covenant tests, the minimum interest coverage ratio, being Adjusted EBITDA to interest, the maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”), and the maximum gross secured debt to Adjusted EBITDA, all of which are measured on a rolling four-quarter basis at the end of every quarter.

Significant financial covenants from the credit facility are as follows:

		Three months ended September 30	Year ended December 31
	Financial covenant	2019	2019
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	4.6 : 1	4.5 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	2.4 : 1	2.6 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	0.5 : 1	0.4 : 1
Year ended
 December 31
As at September 30, 2019, letters of credit amounting to $113.6 million have been issued through the Credit Facility (December 31, 2018 - $110.8 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.
Liquidity and Cash Flow
As at September 30, 2019, the Company had cash and cash equivalents of $178.8 million compared to $103.7 million at December 31, 2018. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from seven days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.
The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates. These factors are monitored by the Company on a regular basis and will continue to be reviewed.
The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three and nine months ended September 30, 2019 and 2018:
		Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
CASH FLOW INFORMATION
Cash generated from continuing operations	91.1	43.2	215.6	135.2
Investing cash flows used by continuing operations (capital expenditures and other)	(62.1)	(56.2)	(149.3)	(173.7)
Cash generated from investing activities (sale of Mesquite, Peak Mines, and other assets)	-	0.1	12.3	42.7
Cash used in financing activities	40.6	(28.9)	(3.6)	(118.4)
Effect of exchange rate changes on cash and cash equivalents	(0.5)	0.6	0.1	(0.1)
Cash flows related to discontinued operations	-	2.8	-	27.1
Change in cash and cash equivalents	69.1	(38.4)	75.1	(87.2)

Operations
For the nine months ended September 30, 2019, the increase in cash generated from continuing operations was due to higher revenue resulting from higher gold prices and sales volume.
Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects.
The following table summarizes the capital expenditures (mining interests per the unaudited consolidated statements of cash flows) for the three and nine months ended September 30, 2019 and 2018:
		Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2019	2018	2019	2018
CAPITAL EXPENDITURES BY SITE
Rainy River	43.7	44.2	106.5	138.9
New Afton	17.7	10.4	40.7	29.8
Blackwater	1.0	1.7	3.4	5.7
Corporate	0.2	0.1	0.4	0.1
Capital expenditures from continuing operations	62.6	56.4	151.0	174.5

Financing Activities
On August 30, 2019, the Company closed its offering of common shares of the Company. An aggregate of 93,750,000 common shares were issued at a price of C$1.60 per share for net proceeds of $107 million.
For the three and nine months ended September 30, 2019 cash used in financing activities related to the long-term debt repayment, interest paid, lease payments, and gold stream obligation payments.
The Company’s September 30, 2019 cash balance was $178.8 million, with $286.4 million available for drawdown under the Credit Facility at September 30, 2019. In early October 2019, $44.0 million of its 2022 senior unsecured notes were repurchased for cancellation, bringing the Company’s liquidity to $421.2 million.
The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. To mitigate a portion of this risk, in December 2018 and during the quarter, the Company entered into copper and gold price option collar contracts for 2019 and 2020 production by purchasing put options and selling call options covering 5,400 tonnes of copper, and 48,000 ounces of gold for the remainder of 2019 and 168,000 ounces of gold for 2020.
In 2019, the Company is expecting to complete, substantially all of the remaining construction at Rainy River and continue to advance the C-zone development at New Afton resulting in significant capital expenditures that are expected to exceed total cash generated from operations. However, assuming the continuation of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its near-term operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow, refinancing activities and other corporate actions.

Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2019, these commitments totalled $82.6 million, $82.5 million of which is expected to fall due over the next 12 months. This compares to commitments of $27.2 million as at December 31, 2018, $26.9 million of which was expected to fall due over the upcoming year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies
In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations. As at September 30, 2019 and 2018 there were no contingent losses recorded.

Contractual Obligations
The following is a summary of the Company’s payments due under contractual obligations:
				As at September 30		As at December 31
(in millions of U.S. dollars, except where noted)	< 1 year	1-3 Years	4-5 Years	After 5 Years	2019 Total	2018 Total
CONTRACTUAL OBLIGATIONS
Long-term debt	-	-	444.3	300.0	744.3	800.0
Interest payable on long-term debt	46.9	94.0	41.5	12.0	194.4	242.9
Total lease commitments	9.1	16.7	10.6	-	36.4	19.9
Capital expenditure commitments	82.5	0.1	-	-	82.6	27.2
Reclamation and closure cost obligations	7.8	10.1	7.3	98.8	124.0	116.6
Gold stream obligation	18.9	52.5	52.0	139.4	262.8	267.5
Total contractual obligations	165.2	173.4	555.7	550.2	1,444.5	1,474.1

Related Party Transactions
The Company did not enter into any related party transactions during the three and nine months ended September 30, 2019.
Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements.
Outstanding Shares
As at November 5, 2019, there were 672.9 million common shares of the Company outstanding. The Company had 7.7 million stock options outstanding under its share option plan, exercisable for up to 7.7 million common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES
Total Cash Costs per Gold Equivalent Ounce
“Total cash costs per gold equivalent ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under International Financial Reporting Standards (“IFRS”). New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.
Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.
In addition to gold the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold equivalent ounces produced or sold in a period longer than one quarter are calculated by adding the number of gold equivalent ounces in each quarter of that period. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs that are extracted in its operations.
Previously New Gold calculated total cash costs per ounce for Rainy River and Cerro San Pedro net of by-product silver sales revenue. New Gold has calculated New Afton total cash costs per ounce net of by-product silver and copper sales revenue for comparative purposes. Total cash costs per gold ounce net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. New Gold notes that in connection with New Afton, the copper by-product revenue was sufficiently large to result in a negative total cash cost on a single mine basis.
To provide additional information to investors, New Gold has also calculated total cash costs at New Afton on an individual co-product basis which apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

All-in Sustaining Costs per Gold Equivalent Ounce
“All-in sustaining costs per gold equivalent ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses all-in sustaining costs, together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.
All-in sustaining costs per gold equivalent ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
New Gold defines all-in sustaining costs per gold equivalent ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining (growth).  Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded.  The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold equivalent ounces produced or sold in a period longer than one quarter are calculated by adding the number of gold equivalent ounces in each quarter of that period.
Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Previously New Gold calculated all-in sustaining costs per ounce for Rainy River and Cerro San Pedro net of by-product silver sales revenue. New Gold has calculated New Afton all-in sustaining costs per ounce net of by-product silver and copper sales revenue for comparative purposes. All-in sustaining costs per gold ounce net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. New Gold notes that in connection with New Afton, the copper by-product revenue was sufficiently large to result in a negative all in sustaining cost.
To provide additional information to investors, New Gold has also calculated New Afton all-in sustaining costs per ounce on an individual co-product basis, which apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

Cash Costs and AISC per Gold Equivalent Ounce Reconciliation Tables
The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.
	Three months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018
CONSOLIDATED OPEX, CASH COST AND AISC FROM CONTINUING OPERATIONS RECONCILIATION
Operating expenses	94.7	82.6
Gold equivalent ounces sold(2)	124,491	125,411
Operating expenses per gold equivalent ounce sold ($/ounce)	761	659
Operating expenses	94.7	82.6
Treatment and refining charges on concentrate sales	7.3	7.5
Adjustments(1)	-	(9.4)
Total cash costs	102.0	80.7
Gold equivalent ounces sold(2)	124,491	125,411
Total cash costs per gold equivalent ounce sold ($/ounce)	819	643
Sustaining capital expenditures(3)(5)	53.4	52.3
Sustaining exploration - expensed	0.2	0.5
Sustaining leases	2.9	-
Corporate G&A including share-based compensation(4)	3.9	2.5
Reclamation expenses	1.7	1.7
Total all-in sustaining costs	164.1	137.7
Gold equivalent ounces sold(2)	124,491	125,411
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,318	1,098
1.	Adjustments include the non-cash heap leach inventory write-down and social closure costs incurred at Cerro San Pedro included in operating expenses.
2.
Gold eq. ounces produced includes silver ounces and copper pounds converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q3 2019 was calculated based on average spot market prices of $1,474 per gold ounce, $17.02 per silver ounce and $2.63 per copper pound. The ratio for Q3 2018 was calculated based on average spot market prices of $1,213 per gold ounce, $14.99 per silver ounce and $2.77 per copper pound.

3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
5.	For the three months ended September 30, 2019, sustaining capital expenditures are net of proceeds from disposal of assets.

	Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018
CONSOLIDATED OPEX, CASH COST AND AISC FROM CONTINUING OPERATIONS RECONCILIATION
Operating expenses	266.7	249.5
Gold equivalent ounces sold(2)	383,719	364,343
Operating expenses per gold equivalent ounce sold ($/ounce)	695	685
Operating expenses	266.7	249.5
Treatment and refining charges on concentrate sales	21.3	23.1
Adjustments(1)	-	(10.2)
Total cash costs	288.0	262.4
Gold equivalent ounces sold(2)	383,719	364,343
Total cash costs per gold equivalent ounce sold ($/ounce)	751	720
Sustaining capital expenditures(3)(5)	127.1	143.8
Sustaining exploration - expensed	0.7	1.5
Sustaining leases	10.7	-
Corporate G&A including share-based compensation(4)	14.1	13.6
Reclamation expenses	4.8	4.5
Total all-in sustaining costs	445.4	425.9
Gold equivalent ounces sold(2)	383,719	364,343
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,161	1,169
1.	Adjustments include the non-cash heap leach inventory write-down and social closure costs incurred at Cerro San Pedro included in operating expenses.
2.	Gold equivalent ounces includes silver ounces and copper pounds produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.
3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
5.	For the nine months ended September 30, 2019, sustaining capital expenditures are net of proceeds from disposal of assets.

	Three months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	65.6	43.1
Gold Equivalent Ounces sold (1)	71,165	56,731
Operating expenses per unit of gold sold ($/ounce)	922	760
Operating expenses	65.6	43.1
Total cash costs	65.6	43.1
Gold Equivalent Ounces sold	71,165	56,731
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	922	760
Sustaining capital expenditures(2)(3)	43.7	43.2
Sustaining leases	2.6	-
Reclamation expenses	1.4	1.1
Total all-in sustaining costs	113.4	87.4
Gold Equivalent Ounces sold (1)	71,165	56,731
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	1,593	1,541
1.
Gold eq. ounces for Rainy River includes silver ounces produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q3 2019 was calculated based on average spot market prices of $1,474 per gold ounce and $17.02 per silver ounce and includes 87,705 ounces of silver. The ratio for Q32018 was calculated based on average spot market prices of $1,3213 per gold ounce, $14.99 per silver ounce and includes 59,643 ounces of silver.

2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
3.	For the three months ended September 30, 2019, sustaining capital expenditures are net of proceeds from disposal of assets.

	Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	185.2	136.6
Gold Equivalent Ounces sold (1)	211,460	150,892
Operating expenses per unit of gold sold ($/ounce)	876	905
Operating expenses Treatment and refining charges	185.2 0.1	136.6 -
Total cash costs	185.4	136.6
Gold Equivalent Ounces sold	211,460	150,892
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	877	905
Sustaining capital expenditures(2)(3)	99.5	116.3
Sustaining exploration expense	-	0.4
Sustaining leases	10.2	-
Reclamation expenses	3.8	2.4
Total all-in sustaining costs	298.8	255.7
Gold Equivalent Ounces sold (1)	211,460	150,892
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	1,413	1,694
1.	Gold eq. ounces for Rainy River includes silver ounces produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.
2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
3.	For the nine months ended September 30, 2019 and 2018, sustaining capital expenditures are net of proceeds from disposal of assets.

	Three months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A GOLD EQUIVALENT BASIS
Operating expenses	29.1	23.9
Gold Equivalent Ounces sold (1)	53,326	66,660
Operating expenses per unit of gold sold ($/ounce)	545	359
Operating expenses	29.1	23.9
Treatment and refining charges on concentrate sales	7.3	7.5
Total cash costs	36.4	31.5
Gold Equivalent Ounces sold (1)	53,326	66,660
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	682	473
Sustaining capital expenditures(2)	9.6	9.2
Sustaining exploration - expensed	-	0.1
Sustaining leases	0.1	-
Reclamation expenses	0.3	0.4
Total all-in sustaining costs	46.3	41.1
Gold Equivalent Ounces sold (1)	53,326	66,660
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	869	618
1.
Gold eq. ounces for New Afton includes silver ounces and copper pounds produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period.  The ratio for Q3 2019 was calculated based on average spot market prices of $1,474 per gold ounce, $17.02 per silver ounce and $2.63 per copper pound and includes 80,454 ounces of silver. The ratio for Q3 2018 was calculated based on average spot market prices of $1,213 per gold ounce, $14.99 per silver ounce and $2.77 per copper pound and includes 83,826 ounces of silver.

2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

	Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A GOLD EQUIVALENT BASIS
Operating expenses	81.5	79.8
Gold Equivalent Ounces sold (1)	172,259	202,243
Operating expenses per unit of gold sold ($/ounce)	473	395
Operating expenses	81.5	79.8
Treatment and refining charges on concentrate sales	21.1	23.0
Total cash costs	102.6	102.8
Gold Equivalent Ounces sold (1)	172,259	202,243
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	596	509
Sustaining capital expenditures(2)	27.1	27.5
Sustaining exploration - expensed	-	0.4
Sustaining leases	0.3	-
Reclamation expenses	1.1	1.4
Total all-in sustaining costs	131.1	132.1
Gold Equivalent Ounces sold (1)	172,259	202,243
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	761	653

1.
Gold equivalent ounces for New Afton includes silver ounces and copper pounds produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.

2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

			Three months ended September 30, 2019
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A CO- PRODUCT BASIS
Operating expenses(1)	8.2	20.4	0.5	29.1
Units of metal sold (ounces/millions of pounds/millions of ounces)	15,634	20.6	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	523	0.99	6.70
Operating expenses	8.2	20.4	0.5	29.1
Treatment and refining charges on concentrate sales	2.0	5.1	0.1	7.3
Total cash costs	10.2	25.5	0.6	36.4
By-product silver and copper sales				(55.5)
Total cash costs net of by-product revenue				(19.1)
Units of metal sold (ounces/millions of pounds/millions of ounces)	15,634	20.6	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	654	1.24	8.38
Total cash costs per gold ounce sold ($/ounce)				(1,225)
Total co-product cash costs	10.2	25.5	0.7
Total cash costs net of by-product revenue				(19.1)
Sustaining capital expenditures(3)	2.7	6.7	0.2	9.6
Sustaining leases	-	0.1	-	0.1
Reclamation expenses	0.1	0.2	-	0.3
Total co-product all-in sustaining costs	13.0	32.5	0.8
Total all-in sustaining costs net of by-product revenue				(9.2)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	834	1.57	10.68
All-in sustaining costs per gold ounce sold ($/ounce)				(586)

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

			Three months ended September 30, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A CO- PRODUCT BASIS
Operating expenses(1)	6.5	17.2	0.3	23.9
Units of metal sold (ounces/millions of pounds/millions of ounces)	18,883	20.5	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	342	0.84	3.90
Operating expenses	6.5	17.2	0.3	23.9
Treatment and refining charges on concentrate sales	2.0	5.4	0.1	7.5
Total cash costs	8.5	22.6	0.4	31.5
By-product silver and copper sales				(61.2)
Total cash costs net of by-product revenue				(29.8)
Units of metal sold (ounces/millions of pounds/millions of ounces)	18,883	20.5	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	450	1.10	5.1
Total cash costs per gold ounce sold ($/ounce)				(1,570)
Total co-product cash costs	8.5	22.6	0.4
Total cash costs net of by-product revenue				(29.8)
Sustaining capital expenditures(3)	2.5	6.6	0.1	9.2
Sustaining exploration expense	-	0.1	-	0.1
Reclamation expenses	0.1	0.2	0.1	0.4
Total co-product all-in sustaining costs	11.1	29.5	0.6
Total all-in sustaining costs net of by-product revenue				(20.1)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	588	1.44	6.70
All-in sustaining costs per gold ounce sold ($/ounce)				(1,057)

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flow.

			Nine months ended September 30 2019
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A CO- PRODUCT BASIS
Operating expenses(1)	23.8	56.5	1.3	81.5
Units of metal sold (ounces/millions of pounds/millions of ounces)	50,393	59.2	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	471	0.95	5.84
Operating expenses	23.8	56.5	1.3	81.5
Treatment and refining charges on concentrate sales	6.2	14.7	0.3	21.1
Total cash costs	30.0	71.2	1.6	102.6
By-product silver and copper sales				(164.5)
Total cash costs net of by-product revenue				(61.8)
Units of metal sold (ounces/millions of pounds/millions of ounces)	50,393	59.2	0.2
Total cash costs on a co-product basis(2) ($/ounce or pound)	594	1.20	7.35
Total cash costs per gold ounce sold ($/ounce)				(1,227)
Total co-product cash costs	30.0	71.2	1.6
Total cash costs net of by-product revenue				(61.8)
Sustaining capital expenditures(3)	7.9	18.8	0.4	27.1
Sustaining leases	0.1	0.2	-	0.3
Reclamation expenses	0.3	0.7	-	1.1
Total co-product all-in sustaining costs	38.2	90.8	2.0
Total all-in sustaining costs net of by-product revenue				(33.4)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	758	1.53	9.39
All-in sustaining costs per gold ounce sold ($/ounce)				(663)

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

			Nine months ended September 30 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A CO- PRODUCT BASIS
Operating expenses(1)	21.4	57.3	1.1	79.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	55,313	61.4	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	387	0.94	4.69
Operating expenses	21.4	57.3	1.1	(79.8)
Treatment and refining charges on concentrate sales	6.2	16.5	0.3	23.0
Total cash costs	27.6	73.8	1.4	102.8
By-product silver and copper sales				(192.8)
Total cash costs net of by-product revenue				(89.9)
Units of metal sold (ounces/millions of pounds/millions of ounces)	55,313	61.4	0.2
Total cash costs on a co-product basis(2) ($/ounce or pound)	498	1.21	6.04
Total cash costs per gold ounce sold ($/ounce)				(1,625)
Total co-product cash costs	27.6	73.8	1.4
Total cash costs net of by-product revenue				(89.9)
Sustaining capital expenditures(3)	7.4	19.7	0.4	27.5
Sustaining exploration expense	0.1	0.3	-	0.4
Reclamation expenses	0.4	1.0	-	1.4
Total co-product all-in sustaining costs	35.5	94.8	1.8
Total all-in sustaining costs net of by-product revenue				(60.6)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	640	1.55	7.76
All-in sustaining costs per gold ounce sold ($/ounce)				(1,097)

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

Sustaining Capital Expenditures Reconciliation Tables
		Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per statement of cash flows	62.6	56.4	151.0	174.5
New Afton growth capital expenditures(1)	(8.2)	(1.2)	(13.6)	(2.3)
Rainy River growth capital expenditures(1)	-	(1.1)	(6.7)	(22.4)
Blackwater growth capital expenditures	(1.0)	(1.7)	(3.4)	(5.7)
Sustaining capital expenditures from continuing operations	53.4	52.4	127.3	144.1
1.
Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-zone. Growth capital expenditures at Rainy River in the current period is primarily the transfer of equipment from the underground contractor and in the prior-year period related to the payment of working capital for project development (pre-commercial production).

Adjusted Net Earnings and Adjusted Net Earnings from Continuing Operations per Share
“Adjusted net earnings from continuing operations” and “adjusted net earnings from continuing operations per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
●	Impairment losses;
●	Inventory write-downs;
●	Items included in “Other gains and losses” as per Note 3 of the Company’s consolidated financial statements; and
●	Certain non-recurring items.
Earnings from continuing operations have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the unaudited condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; the gold and copper option contracts; foreign exchange forward contracts; foreign exchange gain or loss and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings are intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.
Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
ADJUSTED NET LOSS FROM CONTINUING OPERATIONS RECONCILIATION
Loss before taxes	(23.2)	-	(67.6)	(432.3)
Other losses (gains) (1)	13.4	(14.3)	50.6	(3.8)
Loss on debt modification	0.5	-	0.5	-
Asset impairment	-	-	-	383.7
Inventory impairment	-	10.5	-	10.5
Corporate restructuring	-	-	-	2.3
Adjusted net loss before taxes	(9.3)	(3.8)	(16.5)	(39.6)
Income tax expense	(1.5)	(1.6)	(6.2)	89.2
Income tax adjustments	0.5	0.8	3.4	(82.9)
Adjusted income tax (expense) recovery	(1.0)	(0.8)	(2.8)	6.3
Adjusted net loss	(10.3)	(4.6)	(19.3)	(33.3)
Adjusted loss per share (basic and diluted)	(0.02)	(0.01)	(0.03)	(0.06)
1.	Please refer to Note 3 of the Company’s unaudited condensed consolidated financial statements for a detailed breakdown of other gains and losses.

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.
Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2019	2018	2019	2018
CASH RECONCILIATION FROM CONTINUING OPERATIONS
Cash generated from operations	91.1	43.2	215.6	135.2
Add back (deduct): Change in non-cash operating working capital	(23.7)	26.5	(16.8)	54.6
Cash generated from operations before changes in non-cash operating working capital	67.4	69.7	198.8	189.8

Operating Margin
“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.
Operating Margin Reconciliation Tables
	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
TOTAL OPERATING MARGIN
Revenue	168.4	147.1	491.4	447.1
Less: Operating expenses	94.7	82.6	266.7	249.5
Total operating margin	73.7	64.5	224.7	197.6

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
RAINY RIVER OPERATING MARGIN
Revenue	98.4	68.6	280.5	192.2
Less: Operating expenses	65.6	43.1	185.2	136.6
Rainy River operating margin	32.8	25.5	95.3	55.6

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
NEW AFTON OPERATING MARGIN
Revenue	70.1	76.3	211.0	240.4
Less: Operating expenses	29.1	23.9	81.5	79.8
New Afton operating margin	41.0	52.4	129.5	160.6

 Average Realized Price
“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.
	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
TOTAL AVERAGE REALIZED PRICE FROM CONTINUING OPERATIONS
Revenue from gold sales	117.2	90.5	338.6	266.3
Treatment and refining charges on gold concentrate sales	2.1	2.0	6.3	6.2
Gross revenue from gold sales	119.3	92.5	344.9	272.5
Gold ounces sold	85,867	76,653	259,363	213,581
Total average realized price per gold ounce sold ($/ounce)	1,383	1,205	1,329	1,275

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	97.0	67.7	277.1	189.4
Treatment and refining charges	-	-	0.1	-
Gross revenue from gold sales	97.0	67.7	277.2	189.4
Gold ounces sold	70,233	55,968	208,970	148,680
Rainy River average realized price per gold ounce sold ($/ounce)	1,382	1,209	1,326	1,274

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	20.2	20.6	61.5	64.5
Treatment and refining charges on gold concentrate sales	2.0	2.0	6.2	6.2
Gross revenue from gold sales	22.2	22.6	67.7	70.7
Gold ounces sold	15,634	18,883	50,393	55,313
New Afton average realized price per gold ounce sold ($/ounce)	1,390	1,194	1,343	1,276

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS
The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2018, both filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the three and nine months ended September 30, 2019, except as noted below:
Metal price risk
The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:
●	the strength of the U.S. economy and the economies of other industrialized and developing nations;
●	global or regional political or economic conditions;
●	the relative strength of the U.S. dollar and other currencies;
●	expectations with respect to the rate of inflation;
●	interest rates;
●	purchases and sales of gold by central banks and other large holders, including speculators;
●	demand for jewellery containing gold; and
●	investment activity, including speculation, in gold as a commodity.

For the nine months ended September 30, 2019, the Company’s revenue and cash flows were impacted by gold prices in the range of $1,270 to $1,546 per ounce, and by copper prices in the range of $2.61 to $2.98 per pound. Low metal prices could cause continued developments of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. The Company’s exposure to changes in gold and copper prices has been significantly reduced during 2019 and 2020 as the Company has entered into gold and copper price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in gold and copper prices.
An increase in gold, copper and silver prices would increase the Company’s net earnings, whereas an increase in fuel or restricted share unit vested prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings (loss) before taxes and other comprehensive income before taxes as follows:

	Three months ended September 30		Three months ended September 30
(in millions of U.S. dollars, except where noted)	2019 Net Earnings (Loss)	2019 Other Comprehensive Income (Loss)	2018 Net Earnings (Loss)	2018 Other Comprehensive Income (Loss)
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	5.6	-	9.2	-
Copper price	3.7	-	0.5	-

	Nine months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2019 Net Earnings (Loss)	2019 Other Comprehensive Income (Loss)	2018 Net Earnings (Loss)	2018 Other Comprehensive Income (Loss)
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	22.0	-	27.2	-
Copper price	14.9	-	8.5	-

Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in Mineral Reserve and Resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges. Depending on the price of gold or other metals, the Company may determine that it is impractical to continue commercial production at a particular site. In addition, cash costs and all-in sustaining costs of gold production are calculated on a gold equivalent basis, and therefore may be impacted by downward fluctuations in the price of copper and silver. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.
The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives.  The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.
The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has granted, under its long-term incentive plan, restricted share units that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements.
ACCOUNTING POLICIES
The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements, except as noted below.
Changes in accounting policies
Leases
On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases. This standard replaces IAS 17 Leases.  The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted.
The Company adopted IFRS 16 on January 1, 2019 using the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative figures are not restated to reflect the adoption of IFRS 16. Additionally, the Company has adopted the exemption for leases with a lease term of 12 months or less and for leases that are low value. Given that the Company’s existing operating leases are not material, no adjustment to equity has been recognized upon IFRS 16 adoption on January 1, 2019.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of and under the supervision of its President & Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as at and for the year ended December 31, 2018. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at and for the year ended December 31, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.
Internal Controls over Financial Reporting
New Gold’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as at and for the year ended December 31, 2018 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as at and for the year ended December 31, 2018.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2018.
Limitations of Controls and Procedures
The Company’s management, including its President & Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

CAUTIONARY NOTES
Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the heading “Outlook for 2019” and “Development and Exploration Review” and include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; planned activities for 2019 and beyond at the Company’s operations; and the expected timing of a revised life-of-mine plan for New Afton and Rainy River.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent the Mexican peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River, New Afton and Blackwater being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for New Afton C-zone and Blackwater being realized; and (10) in the case of production, cost and expenditure outlooks at operating mine’s for 2019, commodity prices,  exchange rates, grades, recovery rates, mill availability and mill throughput rates being consistent with those estimated for the purposes of 2019 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; changes in national and local government legislation in Canada and the United States and, to a lesser extent,  Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for New Afton C-zone and Blackwater; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision for Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
The scientific and technical information in this MD&A has been reviewed and approved by Mr. Eric Vinet, Vice President for the Company. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Vinet is a "Qualified Person" for the purposes of NI 43-101.